Filed by Level 3 Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Global Crossing Limited

Level 3 to Acquire Global Crossing - Customer Talking Points for Level 3 Sales

INTERNAL USE ONLY

Important Note: the following outline is to be used for talking points when speaking with customers. Please do not forward this document or disclose in conversations any information that does not appear in this document.

Acquisition Announcement - What is the advantage to existing and prospective customers?

•                  Enables Level 3 to better address the increasingly global needs of enterprise, wholesale, content and government customers

•                  Creates a premier global communications provider — with reach to North America, South America, Europe and Asia Pac with a robust portfolio of voice, video and data solutions

•                  Brings together a group of high quality employees focused on understanding business challenges, providing relevant network solutions and delivering a superior customer experience

•                  Combined network constructed to enable seamless migration to next-generation technologies and solutions such as VoIP, cloud computing, unified communications, IP convergence, data center connectivity and application optimization

•                  Delivers network scale, security and expertise to help customers keep pace with the increasing demand for bandwidth-intensive, performance-sensitive applications

•                  Provides unprecedented access to a constantly upgradable platform needed to support customers’ growth and efficiency strategies

Better Equipping Customers to Overcome Business and Networking Challenges

Customers are increasingly seeking communications providers that understand their business needs and that can deliver robust solutions anywhere in the world. The acquisition of Global Crossing will enable an expanded set of services and solutions that includes:

•                  Data — more data center connectivity and more extensive VPN capabilities across the world for increased flexibility, control and application optimization

•                  Voice — best of breed pairings, combining Level 3’s SIP Trunking for cost efficiency and a seamless migration to Unified Communications with audio, web and video conferencing to enable collaboration between employees, partners and customers

•                  Video — an expanded team with more than two decades experience, as well as new paths for global content delivery

•                  Managed Services — 24x7x365 support with the cultural sensitivity and language diversity required to support the needs of multinational companies

•                  Access — more endpoints in more markets via an end-to-end global network

More Choices for Network Solutions

•                  We believe the creation of a truly global, premier communications provider gives customers an attractive alternative to incumbent carriers, as well as more options when seeking network solutions.

•                  The value of our network grows with the number of endpoints that it reaches. With Global Crossing, we’re expanding both the depth and breadth of our network.  Furthermore, there is an exceptional and complementary fit between the companies’ networks with fiber-optic networks on three continents connected by extensive undersea facilities.

•                  Global Crossing has an extensive international, inter-city network footprint across Europe and Latin America. In Latin America Global Crossing has a fiber-rich network across all the major markets. Level 3 has an extensive set of fiber facilities in the U.S. including an industry-leading optical IP intercity backbone connecting extensive metro fiber networks.

•                  This transaction adds scale for us in the U.S. and Continental Europe, and adds scope in the U.K. and across Latin America, a rapidly growing market.

•                  The combined business will also leverage Global Crossing’s long-term IRU’s on the PC1 and EAC cable systems, focusing on telecom operators based in Asia.

•                 Together, Level 3 and Global Crossing will be better able to keep traffic on an efficient, end-to-end network, making us more able to support customers’ business needs, as well as better positioned to deliver scale, efficiency, performance and a superior service experience.

Expect Business as Usual — Customer Experience Remains Our Top Priority

•                  Customers should expect business as usual operations until the acquisition is complete.   Level 3 will continue to support existing customers with the same level of operational excellence they have come to expect from Level 3.

•                  Level 3 will honor all existing contracts and will continue to provide services based on the provisions and terms of those contracts.

•                  Customers should continue to engage existing account teams and support teams.

•                  We expect closing to occur before the end of 2011.

•                  The combined company improves Level 3’s balance sheet and credit profile immediately upon closing with further improvement as the benefits of integration are achieved.   Additionally, Level 3’s debt to EBITDA will decrease, improving the company’s overall credit profile.

•                  We are committed to creating a seamless, high-performing combined company and executing an integration plan which leverages an aggressive, disciplined approach that minimizes disruption to customers.  This effort involves the physical integration of long-haul, inter-city networks, and by leveraging improved processes and systems, we are committed to providing a smooth transition as customer experience is a priority for Level 3.

2

Business demands it.  Level 3 delivers it.SM - Level 3 Focus Does Not Shift

Level 3 remains focused on its core strategy of combining an extensive portfolio of services and solutions with a commitment to customer service, performance and value to help customers meet the challenges of business today.

•                  What do we offer? A comprehensive portfolio of converged voice, video and data solutions that supports the customer’s need for increased growth and efficiency

•                  How do we offer this? Leveraging a reliable, secure network with a proven track record of delivering mission-critical data for businesses, carriers and content providers

•                  How will we compete? A team of dedicated people focused on understanding the customer’s business needs, proposing a network solution that addresses those needs and delivering a superior service experience

Important Information For Investors And Stockholders

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed transaction will be submitted to the stockholders of Level 3 Communications, Inc. (“Level 3”) and the stockholders of Global Crossing Limited (“Global Crossing”) for their consideration.  Level 3 and Global Crossing will file a registration statement on Form S-4, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC.  Level 3 and Global Crossing will each provide the final joint proxy statement/prospectus to its respective stockholders.  Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about Level 3, Global Crossing and the proposed transaction.  Investors and security holders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Level 3 and Global Crossing free of charge at the SEC’s Web Site at http://www.sec.gov.  In addition, the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Level 3 may be obtained free of charge by directing such request to:  Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021 or from Level 3’s Investor Relations page on its corporate website at http://www.level3.com and the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Global Crossing be obtained free of charge by directing such request to:  Global Crossing by telephone at (800) 836-0342 or by submitting a request by e-mail to glbc@globalcrossing.com or a written request to the Secretary, Wessex House, 45 Reid Street, Hamilton HM12 Bermuda or from Global Crossing’s Investor Relations page on its corporate website at http://www.globalcrossing.com.

Level 3, Global Crossing and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Level 3 and from the stockholders of Global Crossing, respectively.  Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A for Level 3’s 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2011 and information about the directors and executive officers of Global Crossing is set forth in the proxy statement for Global Crossing’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2010. Additional information regarding participants in the

3

proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Cautionary Notice Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Global Crossing by Level 3, including financial and operating results and synergy benefits that may be realized from the acquisition and the timeframe for realizing those benefits; Level 3’s and Global Crossing’s plans, objectives, expectations and intentions and other statements contained in this communication that are not historical facts; and (ii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning.

These forward-looking statements are based upon management’s current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those expressed or implied in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Amalgamation among Level 3, Global Crossing and Apollo Amalgamation Sub, Ltd. (the “Amalgamation Agreement”); (2) the inability to complete the transactions contemplated by the Amalgamation Agreement due to the failure to obtain the required stockholder approvals, (3) the inability to satisfy the other conditions specified in the Amalgamation Agreement, including without limitation the receipt of necessary governmental or regulatory approvals required to complete the transactions contemplated by the Amalgamation Agreement; (4) the inability to successfully integrate the businesses of Level 3 and Global Crossing or to integrate the businesses within the anticipated timeframe; (5) the risk that the proposed transactions disrupt current plans and operations, increase operating costs and the potential difficulties in customer loss and employee retention as a result of the announcement and consummation of such transactions; (6) the ability to recognize the anticipated benefits of the combination of Level 3 and Global Crossing, including the realization of revenue and cost synergy benefits and to recognize such benefits within the anticipated timeframe; (7) the outcome of any legal proceedings that may be instituted against Level 3, Global Crossing or others following announcement of the Amalgamation Agreement and transactions contemplated therein; and (8) the possibility that Level 3 or Global Crossing may be adversely affected by other economic, business, and/or competitive factors.

Other important factors that may affect Level 3’s and the combined business’ results of operations and financial condition include, but are not limited to: the current uncertainty in the global financial markets and the global economy; a discontinuation of the development and expansion of the Internet as a communications medium and marketplace for the distribution and consumption of data and video; disruptions in the financial markets that could affect Level 3’s ability to obtain additional financing, and the company’s ability to: increase and maintain the volume of traffic on its network; develop effective business support systems; manage system and network failures or disruptions; develop new services that meet customer demands and generate acceptable margins; defend intellectual property and proprietary rights; adapt to rapid technological changes that lead to further competition; attract and retain qualified management and other personnel; successfully integrate acquisitions; and meet all of the terms and conditions of debt obligations.

Additional information concerning these and other important factors can be found within Level 3’s and Global Crossing’s respective filings with the SEC, which discuss the foregoing risks as well as other important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. Statements in this communication should be evaluated in light of these important factors.   The forward-looking statements in this communication speak only as of the date they are made. Except for the ongoing obligations of Level 3 and Global Crossing to disclose material information under the federal securities laws, neither Level 3 nor Global Crossing undertakes any obligation to, and expressly disclaim any such obligation to, update or alter any forward-looking statement to reflect new information, circumstances or events that occur after the date such forward-looking statement is made unless required by law.